U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C..20549

             FORM 12b-25 NOTIFICATION OF LATE FILING
             ---------------------------------------

                              Commission File No. 1-10669

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 1999

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: --------------------------

     Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Items 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14.
--------------------------------------------------------

                             PART I
                     REGISTRANT INFORMATION

Full Name of Registrant    XCL Ltd.
                        ---------------------------------
Former name if applicable -------------------------------

Address of principal executive office (Street and number)
           3639 Ambassador Caffery Parkway, Suite 400
                --------------------------------

City, state and zip code  Lafayette, Louisiana 70503
                          ---------------------------

                             PART II
                     RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           (a)  The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th
     [X]      calendar day following the prescribed due date; or
               the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by the Rule 12b-25(c)has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q,10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On June 25, 1999, an involuntary bankruptcy proceeding was commenced against XCL-China Ltd., the registrant's principal
operating   subsidiary,   by  Apache   China   Corporation,   LDC
("Apache"), the Operator under the Production Sharing Agreement relating to the Zhao Dong Block in Bohai Bay, People's Republic of China, the registrant's interest in which represents its
principal  asset.   On  December  22,  1999  the  proceeding  was
converted into a Chapter 11 proceeding under the Bankruptcy Code. On the same day, the Board of Directors and the Management of XCL-China were replaced by nominees designated by the registrant's principal creditors to whom all of the common stock of XCL-China had been pledged as collateral security. As a result of such proceeding and change in control of its principal asset, until March 8, 2000, the registrant was denied access to information, which is required to complete its audit. Attached are copies of correspondence between the registrant and Apache regarding access to such information. Since March 8, 2000 the registrant has begun to receive relevant information from Apache but has been unable to process such information in time to prepare and file the Annual Report on Form 10-K by March 31, 2000, the relevant due date, without unreasonable effort and expense.


                             PART V
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Danny M. Dobbs                       337-989-0449
     ---------------------------------------------------
         (Name)          (Area Code)(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

          [X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X] Yes [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the legal actions set forth above the Company may be required to treat one of its wholly owned subsidiaries previously being consolidated as an investment.

                            XCL Ltd.
          --------------------------------------------
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2000   By:  /s/ Danny M. Dobbs
                           -----------------------------
                               Danny M. Dobbs
                              President

    INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S. C. 1001).

                      GENERAL INSTRUCTIONS

         1. This Form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
         2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

     EXHIBIT PURSUANT TO RULE 12B-25(C)

     [APACHE CHINA CORPORATION LDC LETTERHEAD]

     Registered Office:                    Correspondence To:

     West Wind Building                    2000 Post Oak
     Boulevard
     Harbor Drive                          Suite 100
     George Town, Grand Cayman             Houston, Texas  77056-
     4400
     British West Indies                   Telephone: (713) 296-
     6000
                                           Facsimile: (713) 296-
     6450

     March 1, 2000


     Ms. Lori James
     XC Ltd.
     3639 Ambassador Caffery Pkwy.
     Petroleum Tower, Suite 400
     Lafayette, LA  70503

     Dear Lori:

     The new management of XCL-China instructed Apache-China to send any communications to the new management's attorney, Mr. Doug Draper, except as instructed otherwise. Pursuant to those instructions, we have been sending the original monthly financial statements to Mr. Draper. When we received your recent inquiry, I asked Mr. Draper if the new management wanted Apache-China to forward a copy of these documents. His response was that he had no objection to sending an additional copy of the financial package to you until they advised to the contrary. Therefore, until Apache-China is advised differently by the new management of XCL-China, we will continue to forward an electronic copy of the monthly financial package to you.

     Sincerely,

     /s/ Mark A. Hackfield
     Mark A. Hackfield
     Assistant Controller - International